UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-49733

FIRST INTERSTATE BANCSYSTEM, INC.

(Exact Name of Registrant as Specified in its Charter)

401 North 31st Street

Billings, MT 59116

(406) 255-5311

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B common stock, no par value per share

(Title of each class of securities covered by this Form)

Class A common stock, no par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

* Pursuant to the terms of the Registrant’s Third Amended and Restated Articles of Incorporation, as amended (the “Articles”), all outstanding shares of Class B common stock of the Registrant have been automatically converted into the same number of shares of the Registrant’s Class A common stock. No additional shares of Class B common stock of the Registrant are permitted to be issued under the Articles following said conversion. The former holders of Class B common stock held immediately after the conversion Class A common stock with the same voting powers, preferences, rights and qualifications, limitations and restrictions as the other holders of Class A common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, First Interstate BancSystem, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRST INTERSTATE BANCSYSTEM, INC.

Date: July 11, 2022	By:	/s/ Kirk D. Jensen
Kirk D. Jensen
Executive Vice President, General Counsel and Secretary